A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

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A-Power Board Elects Mr. Yanqi Yu as Director; Audit Committee is Reconstituted with Three Independent Directors

SHENYANG, China, July 8, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that Mr. Yanqi Yu has been elected by the Company’s board of directors as a director, effective July 7, 2011.

With the addition of Mr. Yu, A-Power’s directors have reconstituted the Audit Committee of the Board of Directors, with Mr. Yu as chairman of the committee and with Mr. Zhenyu Fan, an existing member of the Committee, and Mr. Jiwei Wang as members. All three are independent directors. A-Power believes that Mr. Yu meets all the qualifications to be an audit committee's financial expert for the purposes of pertinent U.S. reporting obligations.

Mr. Yu is a professor at the Master of Professional Accounting Education Center of Northeastern University of Finance and Economics in China. He is also a visiting professor at the Shenyang Institute of Engineering and adjunct professor at the National Accounting Institute in Beijing, Shanghai, and Xiamen, China.

Mr Yu has been a member of the Chinese Institute of Certified Public Accountants (“CICPA”) since 1994. He is currently a senior member of the CICPA and a nonpracticing certified public accountant. He is also- Deputy Secretary General of the Liaoning Provincial Institute of Certified Public Accountants, a member of the CICPA Professional Technique Committee, and a member of Professional Standard Advisory Board for Chinese certified public accountants. Since October 1997, Mr. Yu has served as a member of the Drafting Committee of Chinese Certified Public Accountants Auditing Standards.

Mr. Yu currently serves as an independent director and chairman of audit committee for three companies listed on the Shanghai Stock Exchange or Shenzhen Stock Exchange in China:  Liaoning Chengda Co., Ltd (Shanghai Exchange: 600739), Northern United Publishing & Media (Group) Company Limited (Shanghai Exchange: 601999), and SIASUN Robot & Automation Co., Ltd (Shenzhen Exchange: 300024).

Mr. Yu was previously an independent director and chairman of audit committee for Dalian Dayang Trands Co. Ltd. (Shanghai Exchange: 600233), Liaoning Hongyang Energy Resource Investment Co. Ltd (Shanghai Exchange: 600758), Dalian Rubber & Plastics Machinery Co. Ltd. (Shanghai Exchange: 600346), and Lingyuan Iron & Steel Co., Ltd (Shanghai Exchange: 600231).

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Mr. Yu holds a master of business administration degree from Macau University of Science and Technology and graduated from the accounting program of Liaoning University. He is 49.

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397 in the USA
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

Source: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com